UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NVIDIA Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67066G104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 Pages

CUSIP No. 67066G104	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Chris A. Malachowsky

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 7,564,000 (1) 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 7,564,000 (1) 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,564,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%

12.	TYPE OF REPORTING PERSON* IN

(1)
Includes 5,485,000 shares held by The Malachowsky Living Trust dated October 20, 1994, 954,000 shares held by Malachowsky Investments, L.P. and 75,000 shares held by the Chris and Melody Malachowsky Family Foundation. Also includes 1,050,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 8 Pages

CUSIP No. 67066G104	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Chris A. Malachowsky, as Trustee of The Chris and Melody Malachowsky Living Trust dated October 20, 1994

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,485,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,485,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,485,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%

12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 8 Pages

CUSIP No. 67066G104	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Malachowsky Investments, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 954,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 954,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%

12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 8 Pages

CUSIP No. 67066G104	13G	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) The Chris and Melody Malachowsky Family Foundation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 75,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 75,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 5 of 8 Pages

Item    1.
(a)	Name of Issuer

NVIDIA Corporation

(b)	Address of Issuer’s Principal Executive Offices

2701 San Tomas Expressway
Santa Clara, CA 95050

Item 2.
(a)	Name of Person Filing:

Chris A. Malachowsky
Chris A. Malachowsky, as Trustee of The Malachowsky Living Trust dated October 20, 1994 (“Trust”)
Malachowsky Investments, L.P. (“Malachowsky Investments”)
The Chris and Melody Malachowsky Family Foundation (“Malachowsky Foundation”)

(b)	Address of Principal Business Office or, if none, Residence

2701 San Tomas Expressway
Santa Clara, CA 95050

(c)	Citizenship

Chris A. Malachowsky	USA
Trust	California
Malachowsky Investments	California
Malachowsky Foundation	Delaware

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 67066G104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Chris A. Malachowsky	7,564,000*
Trust	5,485,000
Malachowsky Investments	954,000
Malachowsky Foundation	75,000

(b)	Percent of Class:

Chris A. Malachowsky	4.8%
Trust	3.5%
Malachowsky Investments	0.6%
Malachowsky Foundation	0.0%

Page 6 of 8 Pages

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Chris A. Malachowsky	7,564,000*
Trust	5,485,000
Malachowsky Investments	954,000
Malachowsky Foundation	75,000

(ii) Shared power to vote or to direct the vote:

Chris A. Malachowsky	0
Trust	0
Malachowsky Investments	0
Malachowsky Foundation	0

(iii) Sole power to dispose or to direct the disposition of:

Chris A. Malachowsky	7,564,000*
Trust	5,485,000
Malachowsky Investments	954,000
Malachowsky Foundation	75,000

(iv) Shared power to dispose or to direct the disposition of:

Chris A. Malachowsky	0
Trust	0
Malachowsky Investments	0
Malachowsky Foundation	0

*
Includes 5,485,000 shares held by The Malachowsky Living Trust dated October 20, 1994, 954,000 shares held by Malachowsky Investments, L.P. and 75,000 shares held by the Chris and Melody Malachowsky Family Foundation. Also includes 1,050,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of a Group

Not Applicable

Item 10.    Certification

Not Applicable

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003 Date

/s/ CHRIS MALACHOWSKY Signature

Chris A. Malachowsky

CHRIS A. MALACHOWSKY, AS TRUSTEE OF THE MALACHOWSKY LIVING TRUST DATED OCTOBER 20, 1994 /s/ CHRIS MALACHOWSKY Chris A. Malachowsky, Trustee

MALACHOWSKY INVESTMENTS, L.P. /s/ CHRIS MALACHOWSKY Chris A. Malachowsky, General Partner

THE CHRIS AND MELODY MALACHOWSKY FAMILY FOUNDATION /s/ CHRIS MALACHOWSKY Chris A. Malachowsky, Director

Page 8 of 8 Pages